EXHIBIT 99.1

	ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street F Vancouver, BC V6C 3P1	T (604) 682 3701 (604) 682 3600 www.avino.com

February 5, 2026	NEWS RELEASE

AVINO APPOINTS LINDA BROUGHTON TO THE BOARD OF DIRECTORS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE; “Avino” or the “Company”) is pleased to announce the appointment of Ms. Linda Broughton as a non-executive director on its board of directors effective February 4, 2026.

David Wolfin, Director, President & CEO of the Company, stated “On behalf of the Board, I am delighted to welcome Ms. Broughton to Avino. Linda is an accomplished mining executive with a track-record in operations, sustainability and the environment. She offers a unique blend of skills and brings tremendous value to our Board and to our shareholders.”

Ms. Broughton is an experienced mining executive with over 35 years of experience in corporate and operations roles in North and South America. She has specialized in environmental geochemistry, water management, risk, and mine reclamation. Ms. Broughton is currently a non-executive director of OceanaGold Corporation (TSX:OGC) and serves on industry review boards. Ms. Broughton was Vice President Technical Services for Alexco Resource Corp. from 2014 to 2023, where she was responsible for the reclamation of an historical mining district in northern Canada.  Prior to that, she held various senior environmental and engineering roles with BHP, Compañia Mineral Antamina in Peru, and SRK Consulting in Canada and the UK.

Ms. Broughton holds a Bachelor of Science (Mining Engineering) from Queen’s University and a Master of Applied Science from the University of British Columbia. She is also a graduate of the ICD-Rotman Directors Education Program in Canada.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.